Exhibit 99.1

JAGUAR MINING INC.

Interim Consolidated Financial Statements

June 30, 2008 and 2007

(Unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2008	2007
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents (Note 10)	$61,275	$45,711
Cash in trust	-	837
Accounts receivable	7,800	-
Inventory	14,295	10,724
Prepaid expenses and sundry assets (Note 2)	16,008	11,897
Unrealized foreign exchange gains (Note 3(a)(ii))	1,338	1,680
Forward purchases derivative asset (Note 3(a)(i))	-	924
	100,716	71,773

Prepaid expenses and sundry assets (Note 2)	19,702	13,913
Net smelter royalty	1,068	1,225
Restricted cash	3,104	3,102
Property, plant and equipment	111,922	82,945
Mineral exploration projects (Note 4)	92,628	61,273

	$329,140	$234,231

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$16,217	$14,426
Notes payable (Note 5)	7,893	11,699
Current taxes payable	4,314	2,086
Asset retirement obligations (Note 6)	283	269
Forward sales derivative liability (Note 3(a)(i))	-	9,844
	28,707	38,324

Forward sales derivative liability (Note 3(a)(i))	-	5,580
Notes payable (Note 5)	82,699	83,920
Future income taxes	6,873	2,182
Asset retirement obligations (Note 6)	6,838	2,706
Total liabilities	125,117	132,712

Shareholders' equity
Common shares (Note 7)	246,168	141,316
Warrants	-	245
Stock options	18,753	19,218
Contributed surplus	1,153	1,153
Deficit	(62,051)	(60,413)
	204,023	101,519

Commitments (Note 3)
Subsequent events (Notes 7(b), 12)
	$329,140	$234,231

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Gold sales	$21,187	$11,415	$39,984	$17,957
Production costs	(11,174)	(5,750)	(20,569)	(8,632)
Other cost of goods sold	(1,621)	(447)	(1,572)	(454)
Depletion and amortization	(2,379)	(876)	(4,494)	(1,167)
Gross profit	6,013	4,342	13,349	7,704

Operating expenses:
Exploration	1,037	617	1,849	839
Stock-based compensation	219	4,040	493	4,241
Administration	2,950	2,637	6,022	4,360
Management fees (Note 9(a))	186	186	375	375
Accretion expense	65	17	135	34
Other	(578)	691	416	898
Total operating expenses	3,879	8,188	9,290	10,747

Income (loss) before the following	2,134	(3,846)	4,059	(3,043)

(Gain) loss on forward derivatives (Note 3(a)(i))	-	(968)	318	748
Gain on forward foreign exchange derivatives (Note 3(a)(ii))	(1,191)	(686)	(1,584)	(1,150)
Foreign exchange gain	(5,691)	(1,623)	(7,939)	(2,302)
Interest expense	3,088	3,331	7,158	4,350
Interest income	(1,457)	(1,186)	(2,702)	(1,531)
Other non-operating expenses	231	-	566	-
Total other expenses	(5,020)	(1,132)	(4,183)	115

Income (loss) before income taxes	7,154	(2,714)	8,242	(3,158)
Income taxes
Current income taxes	1,296	548	3,284	741
Future income taxes	6,209	423	4,471	282
Total income taxes	7,505	971	7,755	1,023

Net income (loss) and comprehensive income (loss) for the period	(351)	(3,685)	487	(4,181)

Basic and diluted net income (loss) per share (Note 8)	$(0.01)	$(0.07)	$0.01	$(0.08)

Weighted average common shares outstanding - Basic (Note 8)	64,161,622	55,239,628	61,796,255	51,831,209
Weighted average common shares outstanding - Diluted (Note 8)	64,161,622	55,239,628	65,311,115	51,831,209

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(351)	$(3,685)	$487	$(4,181)
Items not involving cash:
Unrealized foreign exchange (gain) loss	(2,869)	3,635	(1,695)	3,032
Stock-based compensation	219	4,040	493	4,241
Non-cash interest expense	586	855	1,979	1,196
Accretion expense	65	17	135	34
Future income tax expense	6,209	423	4,471	282
Depletion and amortization	2,379	876	4,494	1,167
Amortization of net smelter royalty	80	-	157	-
Unrealized gain on forward derivatives	-	(1,794)	-	(1,013)
Unrealized (gain) loss on foreign exchange contracts	(535)	(219)	343	(552)

Change in non-cash operating working capital
Accounts receivable	(2,021)	(1,233)	(7,800)	(2,656)
Inventory	(1,752)	(1,327)	(2,371)	(2,425)
Prepaid expenses and sundry assets	(4,387)	(1,424)	(8,139)	(2,830)
Accounts payable and accrued liabilities	(77)	1,794	1,792	3,371
Current taxes payable	1,296	(133)	2,228	(135)
	(1,158)	1,825	(3,426)	(469)
Financing activities:
Net smelter royalty received	-	-	-	73
Issuance of common shares	153	15,548	105,803	28,078
(Increase) decrease in restricted cash	-	(31)	-	2,683
Shares purchased for cancellation	(2,780)	-	(3,442)	-
Settlement of forward derivatives	-	-	(14,500)	-
Repayment of debt	(3,565)	(3,134)	(14,793)	(2,151)
Increase in debt	-	-	3,867	59,453
	(6,192)	12,383	76,935	88,136
Investing activities
Purchase of property, plant and equipment	(17,574)	(2,753)	(33,229)	(6,117)
Mineral exploration projects	(12,200)	(9,420)	(22,394)	(16,014)
	(29,774)	(12,173)	(55,623)	(22,131)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	1,727	2,113	(2,322)	2,684
Increase (decrease) in cash and cash equivalents	(35,397)	4,148	15,564	68,220
Cash and cash equivalents, beginning of period	96,672	78,831	45,711	14,759
Cash and cash equivalents, end of period	$61,275	$82,979	$61,275	$82,979

Supplemental cash flow information (Note 10)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(unaudited)

							Contributed
	Common Shares		Warrants		Stock Options		Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2006	47,916,908	106,834	5,741,300	4,072	5,269,000	8,745	1,149	(31,384)	89,416
Private placement	2,156,250	11,507	-	-	-	-	-	-	11,507
Stock issuance costs related to private placement	-	(656)	-	-	-	-	-	-	(656)
Exercise of purchase warrants	5,122,528	21,949	(4,818,952)	(3,183)	-	-	-	-	18,766
Stock issuance costs related to early warrant exercise	-	(1,547)	-	-	-	-	-	-	(1,547)
Warrants forced out	66,913	71	(224,403)	(71)	-	-	-	-	-
Options granted	-	-	-	-	1,135,000	-	-	-	-
Exercise of stock options	4,000	11	-	-	(4,000)	(3)	-	-	8
Unvested options expired	-	-	-	-	(25,000)	(20)	-	-	(20)
Stock based compensation	-	-	-	-	-	4,261	-	-	4,261
Net loss	-	-	-	-	-	-	-	(4,181)	(4,181)
Balance June 30, 2007	55,266,599	138,169	697,945	818	6,375,000	12,983	1,149	(35,565)	117,554

Balance, December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering (Note 7(a))	8,250,000	109,597	-	-	-	-	-	-	109,597
Stock issuance costs related to public offering	-	(5,706)	-	-	-	-	-	-	(5,706)
Shares acquired under normal course issuer bid and cancelled (Note 7(b))	(343,300)	(1,317)	-	-	-	-	-	(2,125)	(3,442)
Exercise of compensation warrants	144,081	998	(144,081)	(245)	-	-	-	-	753
Exercise of stock options	471,006	1,280	-	-	(654,645)	(958)	-	-	322
Unvested options expired upon termination	-	-	-	-	(10,000)	(5)	-	-	(5)
Stock based compensation	-	-	-	-	-	498	-	-	498
Net income	-	-	-	-	-	-	-	487	487
Balance, June 30, 2008	64,256,187	246,168	-	-	7,141,013	18,753	1,153	(62,051)	204,023

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

1.       Significant Accounting Policies:

Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a) Effective January 1, 2008 the Company adopted the following new CICA Handbook Standards:

(i)  Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. (Note 3)

(ii)  Capital Disclosures:

In December 2006, the CICA published Section 1535 of the Handbook, Capital Disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) the consequences of non-compliance in the event the entity has not complied.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital. (Note 11)

(iii) Inventories:

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.  The new standard did not impact the current or the prior year financial statements.

(b)   Accounting Principles Issued but not yet Implemented:

(i) Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  The Company is in the process of completing the scoping phase of its conversion plan, which has a timeline for assessing resources, training, analyzing key differences and selecting accounting policies under IFRS.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

1.	Significant Accounting Policies (continued):

(b)   Accounting Principles Issued but not yet Implemented (continued):

(ii) Goodwill and Intangible Assets:

In February 2008 the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets replacing accounting standard Section 3062, Goodwill and Other Intangible Assets, and accounting standard Section 3450, Research and Development Costs. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

2.      Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  Total recoverable taxes denominated in Brazilian reais (R$) amounted to R$54.5 million ($34.2 million) at June 30, 2008 (December 31, 2007 - R$43.3 million ($24.6 million)).

3.      Risk Management Policies:

(a) Derivative Financial Instruments

The company has entered into the following contracts:

(i)   Forward sales and purchase contracts:

On March 14, 2008, the Company paid RMB International (Dublin) Limited (“RMB”) $22.1 million to close the forward sales contracts.

On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was recorded as of December 31, 2007.

(ii)  Forward foreign exchange contracts:

As at June 30, 2008, the Company has forward foreign exchange contracts to purchase Brazilian reais at a weighted average rate of 1.875 as follows:

Settlement Date	Amount	Settlement amount
		in thousands of
		$Reais
02-Jul-08	$1,000	R $	1,771
31-Jul-08	1,000		1,655
31-Jul-08	1,000		1,707
29-Aug-08	1,000		1,792
29-Aug-08	1,000		2,076
30-Sep-08	1,000		1,773
31-Oct-08	1,000		1,775
28-Nov-08	1,000		2,201
30-Dec-08	1,000		2,123
	$9,000	R $	16,873

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

3.       Risk Management Policies (continued):

(a) (ii) Forward foreign exchange contracts (continued):

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At June 30, 2008 and December 31, 2007, $3.0 million of cash was restricted for this purpose.

At June 30, 2008, current assets include $1.3 million (December 31, 2007 current assets include $1.7 million) of unrealized foreign exchange gains.  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
Unrealized loss (gain)	(535)	(219)	3 43	(552)
Realized gain	(656)	(467)	(1,927)	(598)
Total	(1,191)	(686)	(1,584)	(1,150)

(b) Financial Instruments

(i)    Credit Risk:

Credit risk arises from cash held with banks, derivative financial instruments (foreign exchange forward contracts with positive fair values) and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet. The Company’s cash and cash equivalents are held through large financial institutions in Brazil, Canada and the US. The Company manages its credit risk by entering into transactions with high credit quality counterparties, limiting the amount of exposure to each counterparty where possible and monitoring the financial condition of the counterparties.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

The Company’s exposure for the sale of gold is limited because a sales receipt from a large financial institution must be received prior to shipment of the gold.

(ii)    Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with our financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 11. The Company completed an equity offering as described in Note 7(a) which reduces the Company’s exposure to liquidity risk. Accounts payable and accrued liabilities, current portion of notes payable, current taxes payable are due within the current operating period.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

3.       Risk Management Policies (continued):

(b) Financial Instruments (continued):

 (iii) Currency Risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Brazil, Canada and the United States. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, accounts receivable, recoverable taxes, accounts payable and accrued liabilities, notes payable and taxes payable.

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at June 30, 2008 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Exchange rates	Change for Sensitivity Analysis	Impact of change to income before income taxes for the three months ended June 30, 2008:
U.S. dollar per Brazilian reais	10% change in Brazilian reais	2,199
U.S. dollar per Canadian dollar[1]	10% change in Canadian dollar	3,567

1      The financial instruments denominated in Canadian dollars includes Cdn.$86.3 million in private placement notes which results in a Canadian dollar denominated net liability.

(iv)  Interest Rate Risk:

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Interest on the Company’s short-term and long-term debt is based on both fixed and variable interest rates. The Company managed its risk by entering into long-term agreements with fixed interest rates on 98% of its debt with interest rates ranging from 0% to 10.5% per annum.

(v) Price Risk:

The Company is exposed to price risk with respect to gold prices and has no forward gold production hedged. (See Note 3(a))

(vi)  Fair Value Estimation:

The following summarizes the significant methods and assumptions used in estimating the fair value of the Company’s financial instruments.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short terms of maturity.

Notes payable were initially recognized at their fair value and are carried at amortized cost net of unamortized discount as at the reporting date. Discounts are being amortized to expense using the effective interest method.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

3.      Risk Management Policies (continued):

(b)(vi) Fair Value Estimation (continued):

	June 30, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$61,275	$61,275	$45,711	$45,711

Cash in trust	-	-	837	837
Accounts receivable	7,800	7,800	-	-
Restricted Cash	3,104	3,104	3,102	3,102
Forward contracts
Assets	1,338	1,338	2,604	2,604
Liabilities	-	-	(15,424)	(15,424)
Notes payable	(90,592)	(90,592)	(95,619)	(95,619)
Trade and other payables	(16,217)	(16,217)	(14,426)	(14,426)

4.       Mineral Exploration Projects:

	December 31, 2007	Additions	June 30, 2008
Paciência	$20,147	$15,138	$35,285
Turmalina	2,320	1,832	4,152
Caeté	38,785	14,335	53,120
Faina and Pontal	21	50	71
Total Mineral Exploration Projects	$61,273	$31,355	$92,628

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

5.	Notes Payable:

	June 30, 2008	December 31, 2007
Due to ABN AMRO	$11	$135
Due to ABN AMRO	-	600
Due to Banco Volkswagen	285	349
Due to Banco Itaú S.A., formerly Bank Boston	-	14
Due to Banco Itaú S.A.	100	179
Due to Banco Itaú S.A.	-	1,200
Due to RMB International	-	8,762
Due to Banco Bradesco	163	217
Due to Banco Bradesco	1,000	1,000
Due to Banco Bradesco (a)	264	-
Private placement notes (b)	73,180	74,707
Due to CVRD (c)	11,908	6,956
Due to Banco Santander (d)(i)	1,500	1,500
Due to Banco Santander (d)(ii)	500	-
Due to Banco Santander (d)(iii)	729	-
Due to Banco Santander (d)(iv)	452	-
Due to Banco HSBC (e)	500	-
	90,592	95,619
Less: Current portion	7,893	11,699
	$82,699	$83,920

(a)	Due to Banco Bradesco

Relates to a secured credit facility of R$420,000 ($264,000) for the purpose of purchasing equipment. The equipment loans bear interest at TJLP (Brazilian government rate) plus 1.9% per annum (8.15% at June 30, 2008) and are repayable over 36 months. The loans are secured by the equipment purchased.

(b)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million).  Each unit was comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar.  The notes are secured by shares of Mineração Serras do Oeste Ltda. (“MSOL”), which holds all of the operating assets of the Company, and are repayable on March 23, 2012. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011.  In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

(c)	Due to CVRD

Relates to purchase of mineral rights for the Roça Grande property.  The demand note payable is non-interest bearing and is expected to be repaid by 2009.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  During 2007 Jaguar completed an audit of CVRD’s resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million.  On April 8, 2008, the Company agreed to pay an additional $5.5 million for a total of $13.3 million, based upon additional resources discovered during a final review of the estimated mineral resources available.  The Company expects to execute the final transfer agreement and pay $3.3 million of the purchase price in the third quarter of 2008 and the remaining balance of $9.9 million in 2009.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

5.       Notes Payable (continued):

(c)	Due to CVRD(continued)

CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if the Company has more than five million ounces of gold reserves on the properties by November 2010.  The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property until November 2008.

 According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized to expense using the effective interest method.

(d)	Due to Banco Santander

(i)
Relates to secured notes payable of $1.5 million for general working capital.  The advance on export contracts was extended from June 27, 2008, bears interest at 5.87% per annum (previously 6.8%) and is repayable on December 11, 2008.  The note is secured by future gold sales.

(ii)
Relates to secured notes payable of $500,000 for general working capital.  The advance on export contracts bears interest at 6.7% per annum and is repayable on October 6, 2008.  The note is secured by future gold sales.

(iii)
Relates to a secured credit facility of $729,000 for the purpose of purchasing equipment. The equipment loan bears interest at LIBOR plus 3.85% (6.53% at June 30, 2008) and is repayable on April 17, 2009. The loan is secured by the equipment purchased.

(iv)
Relates to a secured credit facility of $452,000 for the purpose of purchasing equipment. The equipment loan bears interest at LIBOR plus 3.90% (6.58% at June 30, 2008) and is repayable over 36 months. The loan is secured by the equipment purchased.

(e)	Due to Banco HSBC

Relates to a secured note payable of $500,000 for general working capital.  The advance on export contracts bears interest at 5.5% per annum and is repayable September 19, 2008. The note is secured by future gold sales.

6.	Asset Retirement Obligations:

		June 30,		December 31,
		2008		2007

Balance, beginning of year		$2,975		$1,669
Increase in reclamation obligations
Sabará Plant and Zone A			$433
Turmalina			892
Paciência (a)	3,971	3,971		1,325
Reclamation expenditures		40		(157)
Accretion expense		135		138
Balance, end of period		7,121		2,975
Less: current portion		283		269
		$6,838		$2,706

(a)	Paciência Plant and Mine development :

The company expects to spend approximately $4.9 million between 2013 and 2016 to reclaim land that has been disturbed as a result of the mining activity.

The estimated future cash flows have been discounted at a credit adjusted risk free rate of 10%.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

7.	Capital Stock:

Common shares:

(a)
On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.

(b)
In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008.  The Company purchased 285,000 shares at an average price of Cdn.$9.84 per share during the three months ended June 30, 2008.  At June 30, 2008 the Company had purchased 517,300 of its common shares at an average price of Cdn.$10.06 per share under the second normal course issuer bid.  These shares have been cancelled.

The share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During the three months ended June 30, 2008 common stock was reduced by $1.1 million (Q2 2007 - $nil), and the excess paid over the average cost basis in the amount of $1.7 million (Q2 2007 - $nil) was charged to deficit.   During the six months ended June 30, 2008 common stock was reduced by $1.3 million (six months ended June 30, 2007 - $nil), and the excess paid over the average cost basis in the amount of $2.1 million (six months ended June 30, 2007 - $nil) was charged to deficit.

In June 2008, Jaguar received approval from the TSX for an amendment to the second normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$10.0 million.  The normal course issuer bid commenced on July 2, 2008 and will terminate on August 29, 2008.  Future shares purchased under the normal course issuer bid will be scheduled for cancellation.

The Company entered into an automatic share purchase plan with a broker in order to facilitate repurchases of its common shares under its previously announced normal course issuer bid. Under the Company's automatic share purchase plan, the Company's broker may repurchase shares under the normal course issuer bid at times when the Company would ordinarily not be permitted due to self-imposed blackout periods. The broker purchased on the Company’s behalf 304,000 shares at an average price of Cdn.$9.82 subsequent to June 30, 2008.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

8.	Basic and Diluted Net Income (Loss) per Share:

 Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007		Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
Numerator
Net income (loss) for the period	$(351)	$	(3,685)	$487	$(4,181)

Denominator
Weighted average number of common shares outstanding - Basic	64,162		55,240	61,796	51,831
Dilutive effect of options	-		-	3,486	-
Dilutive effect of warrants	-		-	29	-
Weighted average number of common shares outstanding - Diluted	64,162		55,240	65,311	51,831

Basic net income (loss) per share	$(0.01)		$(0.07)	$0.01	$(0.08)

Diluted net income (loss) per share	$(0.01)		$(0.07)	$0.01	$(0.08)

For the three and six months ended June 30, 2007, and the three months ended June 30, 2008 the determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

For the six months ended June 30, 2008 the determination of the diluted net income per share does not include the effect of 23,955 warrants and 3,987,222 options outstanding since they are anti-dilutive.

9.       Related Party Transactions:

(a)
The Company incurred management fees of $375,000 for the six months ended June 30, 2008 ($375,000 for the six months ended June 30, 2007) from IMS Engenharia Mineral Ltda ("IMS"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.

(b)
The Company incurred occupancy fees of $90,000 for the six months ended June 30, 2008 ($60,000 for the six months ended June 30, 2007) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term of the agreement is three years beginning on the date of occupancy and the Company is responsible for paying for its portion of the leasehold improvements.  The amount paid by the Company for any capital improvements in excess of one half will be treated as prepaid occupancy fees.  At June 30, 2008 prepaid expenses and sundry assets includes $72,000 (December 31, 2007 - $101,000) from BZI relating to leasehold improvements paid by the Company.

The Company also incurred consulting fees and administrative service charges of $167,000 from BZI for the six months ended June 30, 2008 ($317,000 for the six months ended June 30, 2007).  At June 30, 2008 accounts payable and accrued liabilities includes $46,000 (December 31, 2007 -$nil) for consulting fees.  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

9.	Related Party Transactions (continued):

(c)
The Company recognized rental income of $9,000 from Prometálica Mineração Ltda (“PML”) and $34,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the six months ended June 30, 2008 ($55,000 from PML and $99,000 from PCO for the six months ended June 30, 2007) for providing temporarily idle equipment and equipment maintenance services.  PCO is controlled by IMS, a founding shareholder of the Company.  As at June 30, 2008 prepaid expenses and sundry assets includes $25,000 receivable from PML, and $76,000 from PCO (December 31, 2007 - $149,000 from PML and $36,000 from PCO).  During the six months ended June 30, 2008 the Company also received approximately $20,000 ($73,000 for the same period in 2007) of royalty income relating to the NSR.

The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.

10.	Supplemental Cash Flow Information:

	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Equipment purchased on issuing note payable	$1,205	$-	$1,445	$-
Mineral rights purchased on issuing note payable to CVRD (Note 5(c)	$5,494	$-	$5,494	$-
Cash in trust relating to exercise of purchase warrants	$-	$-	$-	$15,865

	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Interest paid	$4,603	$676	$4,986	$3,155

At June 30, 2008 cash and cash equivalents included R$22.0 million ($13.8 million) in bank certificates of deposit (December 31, 2007 - R$38.0 million ($21.4 million) and Cdn$13.0 million ($12.8 million) of cashable guaranteed investment certificates (December 31, 2007 - Cdn$0.0).

11.      Capital Disclosures:

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties; and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or maintain our capital structure, the Company may adjust the amount of long term debt, enter into new credit facilities, purchase some of its common shares for cancellation pursuant to normal course issuer bids or issue new common shares.  The Company’s overall strategy remains unchanged from 2007.

The capital structure of the Company consists of notes payable (Note 5) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended June 30, 2008
(Unaudited)

12.      Subsequent Event:

On August 11, 2008, PML filed a petition for judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the Company believes the financial impact is indeterminable. Prior to the filing, the primary shareholders of PML; BZI and IMS, provided a guarantee of PML’s obligation to MSOL, a 100% owned subsidiary of the Company. This guarantee will ensure the recovery of the Net Smelter Royalty due from PML.  As at June 30, 2008 the amount of the obligation is approximately $1.1 million.

13.      Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.